Honda Motor Co., Ltd.

No. 1-1, 2-chome, Minami-Aoyama,

Minato-ku, Tokyo 107-8556

Japan

August 7, 2012

Via EDGAR

Ms. Linda Cvrkel, Branch Chief

Ms. Effie Simpson

Ms. Claire Erlanger

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States

Re:	Honda Motor Co., Ltd.
Form 20-F for the Year Ended March 31, 2012
Filed June 21, 2012
File No. 001-07628

Dear Ms. Cvrkel, Ms. Simpson and Ms. Erlanger:

This is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated July 9, 2012, with respect to the annual report on Form 20-F of Honda Motor Co., Ltd. (the “Company”) for the Year Ended March 31, 2012. For your convenience, we have included the text of the Staff’s comments below and have keyed our responses accordingly.

Form 20-F for the Year Ended March 31, 2012

Item 5. Operating and Financial Review and Prospects, page 28

Fiscal Year 2012 Compared with Fiscal Year 2011

Business Segments

Automobile Business, page 32

1. We note that you have revised your MD&A section on page 33 to include a discussion on the relative revenue and expenses of your three vehicle classes (i.e. passenger cars, light trucks, and mini vehicles). However, we continue to believe that it would be useful to the investor to include a discussion of relative profitability, in terms of contribution margin, as it relates to your vehicle classes. Please revise to discuss and quantify the difference in contribution margin between your three vehicle classes. You should also provide a discussion of how you define contribution margin, or other applicable profitability measure. Please provide us with a draft of your proposed disclosure.

Securities and Exchange Commission

Response:

The Company respectfully notifies the SEC that, in future filings of Form 20-F, starting with the fiscal year ending March 31, 2013, we will discuss and quantify the difference in contribution margin among our three vehicle categories, as well as provide a definition of contribution margin, in the Operating and Financial Review and Prospects section.

A draft of our proposed disclosure is shown below for your reference.

Proportion of retail unit sales by vehicle category:

	Fiscal year ended March 31,
	2012	2013
Passenger cars:	62%	XX	%(*)
Accord, Brio, City, Civic, CR-Z, Fit/Jazz, Fit/Jazz Hybrid, Fit Shuttle, Fit Shuttle Hybrid, FREED, FREED Hybrid, Insight, Inspire, Legend, Stream, Acura RL, Acura TL, Acura TSX, Everus S1

Light trucks:	33%	XX	%(*)
Crosstour, CR-V, Elysion, Odyssey, Pilot, Ridgeline, Step WGN, Acura MDX, Acura RDX, Acura ZDX

Mini vehicles:	5%	X	%(*)
Acty, Life, N Box, Vamos, Zest

Although there are various factors that affect the profitability of each vehicle category, sales price is an important factor in determining profitability. In general, the weighted average sales price in the light trucks category is higher relative to the total average sales price, while the weighted average sales price in the mini vehicles category, which is unique to the Japanese market, is relatively lower, although sales prices vary from model to model.

In general, the contribution margin of the light trucks category tends to be higher relative to the total weighted average contribution margin because the sales price is higher, while the contribution margin of the mini vehicles category tends to be relatively lower because the sales price is lower, although the level of contribution margin varies from model to model.

For example, in Japan and the United States, which are the main sales markets for our automobiles, the contribution margin of our light trucks category was approximately XX%(*) higher, our passenger cars category was approximately XX%(*) higher (or lower) and our mini vehicles category was approximately XX%(*) lower than total weighted average contribution margin for the fiscal year ended March 31, 2013.

Securities and Exchange Commission

It should be noted that we define contribution margin as an amount per unit of net sales minus material cost, which is thought to increase in almost direct proportion to net sales volume.

(*) Numbers to be calculated and disclosed at the time of future filings.

* * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact by fax or email , Kohei Takeuchi, General Manager of Accounting Division (fax: 81-3-5412-1128; e-mail: kohei_takeuchi@hm.honda.co.jp).

Very truly yours,

/s/ Fumihiko Ike
Fumihiko Ike
Senior Managing Officer and Director
Chief Financial Officer
Honda Motor Co., Ltd.

cc:	Izumi Akai
Kenji Taneda
Junko Urabe
(Sullivan & Cromwell LLP)

3